

August 19, 2013

William J. Bielefeld, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: THL Credit Senior Loan Fund (the "Fund")
        Registration Statement on Form N-2
        File Numbers 333-190325; 811-22874

Dear Mr. Bielefeld:

We have reviewed the registration statement referenced above and have the following comments.

Prospectus

Pricing Table

In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.

The disclosure contained in footnote (1) references the section of the prospectus currently captioned "Underwriting-Additional Compensation to be Paid by the Adviser." The heading for that section should be changed to "Underwriting-Additional Compensation to Be Paid to the Underwriters." Please make conforming revisions throughout the prospectus.

In your response letter, confirm that all of the amounts payable that are currently described under "Underwriting-Additional Compensation to be Paid by the Adviser," as well as the information that will be described under "Underwriting-Additional Compensation to Be Paid to the Underwriters," is also appropriately reflected in the pricing table appearing on the prospectus cover page. *See* Instruction 2. to Item 1.g. of Form N-2.

In your response letter, confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund's initial offering period.

Expand footnote (2) to disclose the net per Common Share and total proceeds to the Fund, after the payment of expenses and sales load.

Investment Objective (cover page)

Expand the definition of Bank Loans to clarify whether the reference to "senior secured" is used exclusively to refer to fully collateralized first lien corporate loans and notes.

The disclosure contained in the third sentence makes it unclear whether the definition of "Bank Loans" contained in the second sentence is limited to senior loans, or whether it also includes subordinated debt. Please reconcile the disclosure. To the extent that the definition of "Bank Loans" includes subordinated debt, revise the disclosure to clarify how the Fund intends to satisfy the requirement that at least 80% of its Managed Assets will be invested in senior loans.

Disclose why these loans are referred to as "Bank Loans."   Are substantially all of the loans originated by banks?   If so, identify the types of banks that originated the "Bank Loans." Also highlight the characteristics of the loans; for example, whether the Bank Loans were recently originated; whether the loans were originated by banks exclusively pursuant to the originating bank's underwriting standards applicable to corporate borrowers; whether at the time of investment all of the Bank Loans in which the Fund will invest will be current on interest and principal payments.

Investment Strategy (cover page)

On the front cover page of the prospectus clarify that substantially all of the securities in which the Fund will invest generally be considered below investment grade, which are also known as "junk securities." Also disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund's debt investments will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund. Further disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund's debt investments will have a principal amount outstanding at maturity, which could result in a substantial loss to the Fund if the borrower is unable to refinance or repay the debt at maturity.

Specify the maximum percentage of Fund assets that may be invested in the securities of foreign issuers, including emerging market issuers.

Clarify whether a material amount of the Fund's assets may be invested in credit obligations and related instruments of borrowers that are experiencing significant financial or business distress, that are insolvent or that are either in default or are likely to default.

Specify the maximum percentage of Fund assets that may be invested in illiquid securities.

The third sentence states that the Fund's investment in "high yield" securities will be limited to 10% of the Fund's Managed Assets. However, since below investment grade securities are commonly referred to as "high yield" and since substantially all of the Fund's investments will consist of below investment grade securities, it is unclear how the Fund will be able to adhere to the investment limitations described in this paragraph.

Table of Contents (page i)

In the last sentence of the bold face paragraph, expand the reference to "Common Shareholders" so as to include prospective investors in the Fund. Further expand the last sentence to clarify that "any material change to this Prospectus" will also be reflected in an amended prospectus delivered to prospective investors.

Bank Loans and Other Types of Credit Instruments (page 2)

The third sentence of the second paragraph states that the Fund may invest in U.S. dollar and non-U.S. dollar denominated debt securities and other types of credit instruments of issuers located anywhere in the world. As the last sentence of the third paragraph states that the Fund will generally invest at least 80% of its Managed Assets in the securities of issuers located in North America, please clarify in this section that the Fund's investment in issuers located outside of North America will be limited to 20% of its Managed Assets.

In the fourth sentence of the second paragraph, identify each principal category of the "certain debt instruments" that may be held by the Fund that "may not pay current interest in cash or otherwise." Also clarify whether there is any percentage limitation on the amount of the Fund's Managed Assets that could be invested such debt instruments.

We note from the last sentence of the third paragraph that the Fund will invest at least 80% of its Managed Assets in the securities of issuers located in North America. Expand the disclosure to clarify whether the Fund will not invest more than a material amount of its Managed Assets in the securities of issuers located in any non-U.S. country. In the alternative, add applicable principal risk disclosure pertaining to any non-U.S. country where the Fund expects to invest a material amount of its Managed Assets in the securities of issuers located in any such country.

Use of Derivative Transactions (page 2)

The first sentence indicates that the Fund may engage in Derivative transactions, but does not intend to invest a "substantial portion" of its Managed Assets in Derivative Transactions. Although the Fund does not intend to invest a "substantial portion" of its Managed Assets in Derivative Transactions, clarify whether it may invest a material amount of its Managed Assets in Derivative Transaction. Also expand the first sentence to clarify whether the Fund may invest in Derivative Transactions for speculative purposes.

In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Fee and Expenses (page 3)

Expand the disclosure to state also that the Fund's Common Shareholders will also directly or indirectly pay Total Annual Expenses of [ ] % as a percentage of net assets attributable to Common Shares, as well as a sales load of [ ] % and offering expenses of [ ]% as a percentage of the offering price of the Common Shares.

Principal Risks of Investing in the Fund (page 5)

Please present the second sentence in bold face type and identify the page on which the complete "Risk Factors" presentation begins.

No Operating History (page 6)

Expand the risk disclosure to highlight the lack of a public market and trading history for the Fund's Common Shares.

Investment and Market Risk (page 6)

We note the disclosure contained in the second sentence. In your response letter, please confirm that the securities and other financial assets owned by the Fund generally will be traded on a securities exchange or in the OTC markets.

Interest Rate Risk (page 6)

We note the disclosure contained in the penultimate sentence. Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund's future borrowings, its net investment income and distributions to its Common Shareholders, the trading prices of its common stock and its net asset value, Fund portfolio companies' ability to service interest payment obligations and principal loan repayments.

Prepayment Risk (page 7)

Expand the disclosure contained in the last sentence to clarify why the prepayment risk may be enhanced for premium bonds.

Senior Loan Risk (page 8)

It appears that the reference in the third sentence to "unsecured Bank Loans" is inconsistent with the prospectus cover page definition of "Bank Loans."   Please reconcile.

Add disclosure highlighting the principal categories of borrowers to whom the Bank Loans will have been made. If applicable, add separate principal risk disclosure.

The disclosure states that the Subadviser believes that the Fund's investments in adjustable rate Senior Loans could limit fluctuations in the Fund's NAV as a result of changes in interest rates. Highlight the principal risks presented by interest rate increases that make it more difficult for a borrower to repay the Senior Loan. In this regard, disclose whether, as part of the underwriting at loan origination or as part of the Subadviser's Senior Loan due diligence, any stress test will be performed to assess the likelihood of a loan default at increasing levels of interest rates.

The disclosure contained in the second paragraph should be presented as a separate risk factor that highlights secured loan risks. In this regard, expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower's obligations to a lender.

Senior Loan Legislation Risk (page 9)

It appears from the disclosure contained in the first sentence that either a material amount or substantially all, as the case may be, of the Senior Loans will represent loans to highly leveraged borrowers. If true, add disclosure to the outside front cover page of the prospectus.

Reverse Repurchase Agreement Risk (page 16)

Briefly highlight the characteristics of a reverse repurchase agreement transaction.

Non-Diversification Risk (page 17)

Clarify that the diversification requirements of Subchapter M are less stringent than the diversification requirements of the 1940 Act.

Summary of Fund Expenses (page 22)

In the second sentence, insert the phrase "indirectly borne by you, as a Common Shareholder" after the after the phrase "Fund's expenses."

Expand footnote (1) to clarify that the Common Shareholders indirectly bear the expenses described in the first sentence.

Expand footnote (2) to briefly explain the phrase "associated persons."

Insert the phrase "As a" before the word "Percentage" in each of the column headings of the first two tables.

In footnote (3), briefly:

> (i) explain how "Managed Assets" is converted to "net assets" for purposes of determining annual expenses as a percentage of net assets attributable to common shares;
>
> (ii) clarify that, because the base management fee is based on the Company's Managed Assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase;
>
> (iii) clarify the scope of the coverage of the management fee payable, for example, by inserting the word "also" after the word "will" in the second sentence; and
>
> (iv) disclose how derivatives will be valued for purposes of determining "Managed Assets" in the calculation of management fees.

Expand footnote (5) to disclose that all fees and expenses in respect of borrowing money, issuing and servicing debt securities and/or preferred stock will be indirectly borne by the holders of the Company's Common Shares.

The presentation of the fee table included in footnote (7) should be properly indented and in a font size so as to make clear that it is not a primary fee table presentation.

Investment Philosophy and Approach (page 25)

Clarify whether the discussion contained in this section reflects the approach that THL Credit will apply when selecting and managing the Fund's investments. For example, in the fourth and sixth paragraphs we note the use of the phrases "intends to" and "expects to."   Please revise to disclose the due diligence and analysis that THL Credit will conduct in respect of each of the Fund's investments.

<u>High Yield Securities</u> (page 27)

Expand the disclosure contained in the second paragraph to highlight the risk profile of "CCC" and "below CCC" credit. Also clarify whether up to 20% of the Fund's assets may be invested in debt securities that are in default.

<u>Other Credit Instruments</u> (page 28)

Clarify how the "Senior Loans" described under the "Senior Loans" subheading are different from the "Senior Loans" described under the "Bank Loans" heading that begins on page 26.

<u>Leverage</u> (page 31)

Expand the first paragraph to highlight the terms of the credit facility that the Fund expects to enter into, including the principal covenants and restrictions and the extent of the lien on the Fund's assets that will be imposed by the credit facility.

File the credit facility agreement as an exhibit to the registration statement.

Expand the bullet presentation at the top of page 32 to clarify that drops in asset values may magnify losses or totally eliminate the Fund's equity in a leveraged investment.

In your response letter, confirm that the Fund will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund's fundamental policies.

In the fourth paragraph, specify the maximum percentage of the Fund's assets that would be subject to the granting of a security interest to a lender in connection with any borrowing by the Fund.

Also state that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund's Common Shareholders and that their claims on the Fund's assets will be senior to those of the Fund's Common Shareholders.

The Fund's Issuance of Preferred Shares (page 34)

In the last sentence of the first paragraph, also disclose the impact of the situation where the Fund's portfolio is invested in securities that provide a lower rate of return than the dividends rate of the preferred shares, net of Fund expenses.

Leverage Effects (page 35)

Disclose the annual return information required by Item 8. 3. b. (2) to Form N-2.

Please use minus signs to denote negative values throughout the presentation contained in the table.

It appears that the disclosure contained in the third paragraph is inconsistent with the calculations and other disclosure required by Item 8. 3. b. (3) & (4) to Form N-2 and, therefore, should be deleted.

Risk Factors (page 36)

Expand the first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

High Yield ("Junk Bond") Risk (page 39)

It appears that the first sentence should be revised to affirmatively state that either all or substantially all of the Fund's investments will consist of debt securities and instruments that are classified as "junk."

Determination of Net Asset Value (page 53)

In your response letter, please inform the staff whether the Fund's Board of Trustees will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Dividend Reinvestment Plan (page 56)

It appears that Common Shareholders purchasing shares in this offering will be automatically enrolled in the Plan. In this regard, clarify whether the information contained in the first sentence of the seventh paragraph applies only to shareholders who have purchased Common Shares in the secondary market.

Underwriting (page 67)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Additional Compensation to Be Paid by the Adviser (page 70)

Please file the contracts described in this section as exhibits to the Fund's registration statement.

Clarify whether all of the fees and expense described in this section are one-time fees and expense or whether any are payable annually.

The penultimate sentence of this section states that the Adviser will pay certain of its affiliates a commission for participating as wholesalers in the marketing of the Fund's Common Shares. Expand the disclosure to make clear that the Adviser will pay the commission from its own assets. Also ensure that any applicable disclosure pertaining to the initial approval and any subsequent renewal of the Advisory Agreement will specifically confirm that the payment of the commission was made out of the Adviser's own legitimate profits and that the payment of the commission was not taken into account by the Fund's trustees when evaluating the terms of the Advisory Agreement.

Conflicts of Interest (page 70)

Expand the disclosure to highlight each material potential and actual conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in the common stock of the Fund.   In this regard, revise the second sentence of the first paragraph to clarify that the material potential and actual conflicts of interest are in fact disclosed in this section.

In the first sentence of the fourth paragraph, it appears that the phrase "expect to" should be replaced with the word "will."

Statement of Additional Information

Master Limited Partnerships (page 81)

Clarify whether the Fund's investments in MLPs will be confined to limited partnership interest in MLPs. In the alternative, add risk factor disclosure pertaining to the potential liability that the Fund is exposed to when it invests in MLP general partner interests.

Real Estate Investment Trusts (REITs) (page 81)

Expand the disclosure to state that the Fund, as a holder of REIT common stock, will bear its pro rata portion of the REIT's expenses, including management fees, and that although these expenses are in addition to the direct expenses of the Fund's own operations, they are not reflected in the Fund's fee table and expense presentation.

Securities Lending (page 82)

Expand the discussion to disclose that the costs of securities lending are not included in the Fund's fee table and expense example presentation. Further disclose how any additional income earned on securities lending is typically split. Also state that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Investment Restrictions (page 84)

Expand the narrative disclosure contained in the fourth paragraph to briefly describe what is "permitted by" or "permitted under" the applicable authorities cited in the fifth and sixth enumerated fundamental investment policies.

In the penultimate sentence of the last paragraph, clarify whether any further investments by the Fund would, however, be limited to those required to bring the Fund back into compliance.

Trustees and Officers (page 86)

Please note that prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.

Additional Information about the Trustees (page 87)

In this regard, for each trustee, briefly identify the **specific** experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. *See* Item 18.17 of Form N-2.

In your response letter, confirm that all of the other information required by Item 18 of Form N-2 has been disclosed in the SAI. In the alternative, disclose all remaining information required by Item 18.

Administrator, Accounting Agent, Custodian and Transfer Agent (page 104)

The disclosure states that custodian, administrative and other services will be provided under the custodian agreement. However, the registration statement exhibit index indicates that the Fund will enter into both a custodian agreement and an administration agreement. Please expand the disclosure to highlight the material terms of the administration agreement, including a description of the services to be provided and the compensation to be paid.

Part C.   Other Information

Signatures

At the time the registration statement was originally filed Peter E. Pisapia was the sole initial trustee of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees, and also signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel